

August 3, 2018

Matthew Funke
Executive Vice President and Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO 63901

      Re: Southern Missouri Bancorp, Inc.
           Registration Statement on Form S-4
           Filed July 27, 2018
           File No. 333-226378

Dear Mr. Funke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

           Division of Corporation Finance
           Office of Financial Services